

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2014

Via E-mail
Alton Perkins
Chief Executive Officer
AmericaTowne, Inc.
353 E. Six Forks Road, Suite 270
Raleigh, North Carolina 27609

>   **Re: AmericaTowne, Inc.**
>   **Amendment No. 2 to Form 8-K**
>   **Filed December 11, 2014**
>   **Response dated December 22, 2014**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2014**
>   **Filed October 31, 2014**
>   **File No. 000-55206**

Dear Mr. Perkins:

We have reviewed your above mentioned filings and response letter, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed December 11, 2014

Item 2. Financial Information, Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies, page 38

1.   We note your response to comment 1. It appears that deliverables associated with your arrangements may include both consultation services and intellectual property use rights. We also note your disclosure on page 4 of your most recently filed amendment where you state that under the terms of some of your agreements you are expected to provide customers access to the AmericaTowne Platform and participation in the Sample and Test

Market Program, and the Accepted Market Program. It appears that this would require that the company maintain the platform and facilitate customer participation in certain programs after the date an agreement is signed. Please tell us how you considered these deliverables in assessing the appropriate timing of revenue recognition for these arrangements. Include your consideration of the guidance in ASC 605-25-25 and ASC 605-25-50 in determining the appropriate accounting treatment and related disclosure for your arrangements.

2.   Further, it appears that Yilaime provides all of the services underlying your arrangements, but bills you based on a fixed rate scale. It is also unclear who is responsible for costs for arrangements that are never consummated (i.e., customer never agrees to and/or signs contract). Please confirm for us that you are recognizing all costs of doing business, including costs incurred on your behalf by your shareholder or other holder of economic interest. Refer to ASC 225-10-S99-4/SAB Topic 5:T.

3.   With regard to intellectual property rights, you state that the license term begins and revenue is recognized upon signing the agreement. Please clarify the period over which intellectual property rights are generally granted, and why you appear to be recognizing revenue at the inception of the term instead of over the course of the term. Also tell us your obligations under the license arrangements. We note that the license fees are non-refundable, however, this does not necessarily dictate the period over which the fees are earned. Refer to SAB Topic 13.A.3(f) in ASC 605-10-S99-1.

You may contact Kenya Gumbs, Senior Staff Accountant, at 202-551-3373 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Counsel, at 202-551-3310, Paul Fischer, Senior Counsel, at 202-551-3415 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director